UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 16d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.

(Translation of registrant’s name into English)

2300 — 1177 West Hastings Street, Vancouver, BC, V6E 2K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F        ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):☐

SUBMITTED HEREWITH

Exhibits

99.1  Unaudited Condensed Consolidated Interim Financial Statements for the Period Ended September 30, 2012

99.2  Management Discussion & Analysis for the Period Ended September 30, 2012

99.3  Form 52-109F2 Certification of Interim Filings Full Certificate — CEO

99.4  Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

International Tower Hill Mines Ltd.
(Registrant)

Date: November 14, 2012	By:	/s/ Donald Ewigleben
Donald C. Ewigleben
Title: CEO